INVEST IN **ZTRUCKING**

Boosting Trucking Businesses: AI-Driven Time & Cost Savings for Enhanced Compliance & Growth


TRUCKING
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ztrucking.com Charlotte North Carolina

Technology B2B SaaS Mobile Apps AI

Highlights

1. Founder with MSc in Computer Science, ex-Google former small carrier owner (5 trucks)
2. The software is already in production, generating revenue.
3. Revolutionize the trucking industry with AI-based FMCSA audits for FMCSA compliance.
4. Strong potential for growth and scalability, Superb market fit with SAM over 470K , TAM Over 2M
5. Due to its low-cost software production, investors' funds will go to business growth.
6. Ztrucking empowers small trucking businesses for efficient & safe operations, benefiting our economy
7. Ztrucking holds a potential customer database of over 2 million contacts, without guarantee.

Our Team



Estifanos G Founder / CTO

The development and implementation of an AI-powered software solution currently enhancing operations for paying customers in the freight industry.



Satish Chitupolu Security Specialist

An engineer with comprehensive skills and specialization in cloud security.



Jay "JT" Santana Product Marketing Manager

Marketing expert with a Master's in Marketing. Co-Founder of Administrative Greatness & My AG Social, empowering organizations with business solutions and social media management. Worked on Obama's social media during US Senate and Presidential campaigns.

Pitch


ZTRUCKING.COM
Z
TRUCKING

LEAD INVESTOR



Yordanos Alemu

As a leading investor, I champion the evolution and modernization of traditional sectors. ZTrucking embodies this spirit of change in the trucking industry, utilizing cutting-edge AI-driven automation. ZTrucking has successfully created an all-encompassing carrier management software solution, integrating critical features such as FMCSA safety monitoring, digital document management, cost-efficiency, and a user-friendly interface. This software allows even individual operators to manage and optimize their trucking operations effectively, making it an indispensable tool for small businesses. One of the key factors in my investment decision is the commendable execution by the founder. From bootstrapping the software to serving recurring customers, the founder has demonstrated consistency and deliverability, offering a pivotal solution for small businesses that rely on this platform. Having successfully passed all stages of software development, ZTrucking is now at a pivotal stage of growth, showcasing its scalability and future potential. In summary, ZTrucking is more than just a concept; it is a market-validated solution currently in its growth phase. This venture represents a transformative approach within the trucking industry and offers an enticing investment opportunity for general investors looking to support a burgeoning, growth-stage startup.

Invested $10,000 this round

ZTRUCKING

ALL-IN-ONE FMCSA SAFETY INTEGRATED
CARRIER MANAGEMENT SOFTWARE





Problem

(Small carriers struggle)

High Safety Score/risk of closure. Over 85% of small trucking companies face closure, merger, or company restart under a different name, perpetuating a cycle of closures.

High management expenses. Typically a 3-person job, these positions warrant an average net income of **7K/month**

Complexity. On average **20+** systems or services, are utilized to run a carrier business and sort **thousands** of records

Our Mission

We strive to support small carriers in a highly-regulated, competitive market by providing a safety-centric carrier management system, ultimately breaking the cycle of high safety scores followed by company restarts and repetition that hinders growth.

Z TRUCKING

Our Solution

- Integrated FMCSA safety monitoring
- Turn into AI-driven single-person operation
- Streamlined & centralized digital record keeping

Demo Available - Software is live with recurring customers

The Product

Carrier dashboard / Driver App



The Product

Features/Benefits



AI-driven routine FMCSA compliance audit management

Cloud-based company asset record and document storage & organization

Automated scheduling and notifications for vital carrier operational and safety events

Unified information hub for dispatchers, safety managers, and accountants

The Product

Step 1

Add assets to the system (e.g. driver information)

Step 2

Settle outstanding items highlighted in the dashboard (e.g. upload CDL document)

Step 3

Complete daily operations based on the task of the day (e.g. schedule preventive maintenance)

Market Growth Trend

5 Years TAM & SAM Trend | Carriers



Carriers (TAM)
Carriers (SAM)
2,250,000
2,000,000
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
2018
2019
2020
2021
2022

472K

Interstate up to 10 fleets

Revenue Model

Monthly Subscription

$49.99 per month

Owner-Operator

$99.99 per month

Small Fleet



Competitors

Safety / Streamline / Affordability

	ZTrucking	Pro-Transport	OnFleet	Trucking Office

FMCSA / Compliance	👍			
Smart Documentation	👍			
Streamlining	👍	👍	👍	👍
Minimum Trucks	1	1	5	1
Avg Pricing 8 Trucks / Month	99	175 - 375	500+	110 - 235



Competitive Advantages
• FMCSA compliant at the core with periodic FMCSA mock audits
• Small carrier focus
• Single-person operation friendly
• AI-powered, intuitive interface
• Background task-intensive autopilot management with appropriate alerts and notifications
• Smart document and record organization for tracking mandatory driver, truck, trailer, company, and miscellaneous documents
• Cost-effective solution
• Competitive market advantage
FMCSA Safety
AI-driven
Small Carrier-tailored System
Affordable



Potential Outcomes
Early Exit
Strategic acquisition by larger company for early exit
Achievable Outcome
Raise Series-A by Jan 2025
Optimal Outcome
Assist global trucking businesses, leading to successful IPO

Forward-looking financials are projections and not guaranteed.



Meet the Founder
Estifanos, BS/MS in Computer Science
Founder
CTO / ZTRUCKING
Software Architecture, helped a startup raise $5M
2017
2022
2011
Full Stack Engineer, Google
2019
Carrier owner / Safety Manager



Thank You!
www.ztrucking.com
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